March 30, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Gentlemen:

On behalf of OGE Energy Corp., enclosed for electronic filing, pursuant to Rule 14a-6(b), is a definitive copy of the proxy solicitation material relating to the Annual Meeting of Shareowners of the Company to be held on May 17, 2007.

Please note that copies of the proxy solicitation material are this day being sent to the New York Stock Exchange in accordance with Rule 14a-6(b).

The Company intends to commence mailing the foregoing material to its shareowners on approximately March 30, 2007, and to complete the same as soon as possible.

Sincerely,

/s/ Carla D. Brockman
Carla D. Brockman
VP Administration and
Corporate Secretary

Enclosure